EXHIBIT 99.1

China Lodging Group Forms a Strategic Alliance With Accor

China Lodging Group Management to Host Investor Conference Call at 4p.m. Shanghai Local Time, December 15, 2014

SHANGHAI, China, Dec. 14, 2014 (GLOBE NEWSWIRE) -- Accor S.A.(Euronext Paris:AC) ("Accor") and China Lodging Group. Ltd. (Nasdaq:HTHT) ("China Lodging Group" or "Huazhu") signed binding documents on December 14, 2014 in Paris, France, to join forces in the Pan-China region to develop Accor brands and to form an extensive and long-term alliance. The transaction is expected to close upon completion of anti-trust review, legal restructuring and other closing conditions. Accor is the world's 6th largest hotel group, with more than 3,700 hotels in 92 countries. China Lodging Group is a leading and fast-growing hotel group in China, with a portfolio focusing on the economy and midscale hotel segments. This ground-breaking alliance will combine the strengths of Accor's global brands and network with China Lodging Group's extensive coverage and strong development capability in China.

Pursuant to the transaction, Accor's economy and midscale platform will become part of China Lodging Group's network. Brands under this platform include Grand Mercure, Novotel, Mercure, Ibis and Ibis Styles (collectively, the "MEB portfolio"), for which China Lodging Group receives the exclusive rights as a master franchisee in mainland China, Taiwan region and Mongolia. All hotels under these brands will continue to be managed under Accor's brand standards and have all benefits of all of Accor's international distribution and loyalty platforms, and will participate in China Lodging Group's loyalty and distribution platforms and benefit from China Lodging Group's on-the-ground support. The MEB portfolio will extend China Lodging Group's coverage to the upper-midscale (Novotel and Mercure) and upscale (Grand Mercure) hotel segment, and further strengthen China Lodging Group's leading position in the economy hotel segment (IBIS and IBIS Styles). China Lodging Group intends to accelerate the expansion of those brands by leveraging its strength in development of and experience in operating a sizable hotel network in China. China Lodging Group plans to open 350 to 400 new hotels under the MEB portfolio in the next five years, representing a CAGR of 34% to 37% from the existing network

Accor will continue to lead in the operations and development of the luxury and upscale brands such as Sofitel, Pullman, M Gallery and The Sebel (collectively, the "LUB portfolio"). China Lodging Group will become a minority shareholder in a joint venture that primarily operates the LUB portfolio in the Pan-China region. China Lodging Group will support the development of the LUB portfolio through its extensive network of relationships and development teams in China. The involvement in the LUB portfolio will further expand China Lodging Group's business to the upscale and luxury segment.

As of December 1, 2014, in the Pan-China region Accor had 144 hotels in operation, including 102 in the MEB portfolio and 42 in the LUB portfolio, and 117 hotels contracted in the pipeline, including 70 in the MEB portfolio and 47 in the LUB portfolio.

The two partners plan to link their global reservation and loyalty platforms. This move is expected to facilitate distribution and attract more customers to the enlarged network. The combined hotel networks represented more than 5,600 hotels worldwide, and the two loyalty programs had more than 47 million members, as of December 1, 2014.

Upon the closing of this transaction, China Lodging Group will issue common shares to Accor, which will represent up to 10% of China Lodging Group's total outstanding shares after the issuance. The exact amount of shares to be issued will be determined based on 2014 audited financials of Accor China business and the number of shares issued for cash consideration, capped at USD 25 Million. Accor will have a seat on China Lodging Group's board of directors following the closing of the transaction.

The conditions to the closing of this transaction include, among others, the obtaining of requisite governmental approvals and the completion of certain corporate restructuring. Both Accor and China Lodging Group will use due efforts to achieve the closing conditions in an expedited manner.

"The joint force of Accor and Huazhu is a ground-breaking alliance in the global hospitality industry. Through the combination of the strengths of both partners, we aim to create the best and one of the largest hotel groups in China. The combined brand portfolio provides a full coverage from economy hotels to luxury hotels, and is unrivaled in China. Huazhu will further strengthen its leadership position in the economy hotel segment, with five brands under its management following completion of the transaction, namely Ibis, Ibis Styles, HanTing, Elan and Hi Inn. On top of that, Huazhu will also become an undisputable leader in the midscale segment, with JI, Starway, Novotel and Mercure," commented Mr. Ji Qi, the founder, Chairman and CEO of China Lodging Group. "We are thrilled that our long-time friendship with Accor matures into a long-lasting collaboration. We believe the collaboration will create the most successful hotel business in China, and make the Accor-Huazhu alliance an unprecedented success."

"This ground-breaking collaboration will leverage the strengths of Accor's global brands with a leading player in Chinese hospitality," said Sebastien Bazin, Chairman and CEO of Accor. "Joining Huazhu's unparalleled local expertise with our brands will create a hospitality powerhouse which will deliver unprecedented value to both groups and to our customers."

Conference Call

China Lodging Group's management will host a conference call at 4p.m. on Monday, December 15, 2014 in the Shanghai/Hong Kong time zone. To participate in the event by telephone, please dial +1 (855) 5008701 (for callers in the US), +86 4001200654 (for callers in China Mainland), +852 30186776 (for callers in Hong Kong) or +656723 9385 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 51199496. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through December 21, 2014. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 90034211 (for callers outside the US) and entering pass code 51199496.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company's Web site, http://ir.huazhu.com.

About Accor

Accor, is the world's leading hotel operator, with 470,000 rooms in 3,700 hotels across 14 trusted brands in 92 countries. The company is organized around two distinct divisions, HotelServices, which operates and franchises the hotels and HotelInvest, which is a hotel owner and investor. The Accor hotels sit in three segments from budget to luxury which are constantly reinventing their concept to satisfy the needs of business and leisure customers around the globe. Accor brands include in luxury-upscale; Sofitel, Pullman, MGallery and Grand Mercure, The Sebel, midscale; Novotel, Suite Novotel, Mercure and Adagio and economy; ibis, ibis Styles, ibis budget, adagio access and hotelF1. For more information, please visit: www.accor.com.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel: +86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com